Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX TO HOST A DIALOGUE WITH ITS U.S. MANAGEMENT

ON NOVEMBER 27, 2012

MONTERREY, MEXICO, NOVEMBER 23, 2012 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that CEMEX USA will host a half-day audio webcast presentation on Tuesday, November 27, 2012, starting at 9:30 AM EST in which members of CEMEX USA’s management will discuss the U.S. market, its operations and other related topics, and which may contain important information for CEMEX’s stakeholders.

A detailed agenda for this event can be accessed at www.cemex.com. A replay of the audio webcast will be available for two weeks after the event.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This event mentioned in this press release will contain forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. The projections described therein are subject to change and such change could be significant. No assurance can be given that any such projections will be met on the terms described therein or on other terms. CEMEX assumes no obligation to update or correct the information contained in this press release.